Exhibit 99.1
Press Release dated April 11, 2022

Contact:	Trinity Biotech plc John Gillard (353)-1-2769800	Lytham Partners, LLC Joe Diaz (1)-602-889-9700 E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces A $45 Million Strategic Investment And
Partnership With The MiCo Group of South Korea

DUBLIN, Ireland (April 11, 2022)…. Trinity Biotech plc (Nasdaq: TRIB), a leading global diagnostic company (“Trinity Biotech” or the “Company”), today announced a $45 million strategic investment and partnership with MiCo Ltd (“MiCo”). MiCo, a KOSDAQ-listed and Korea-based company, is engaged in the biomedical business through its affiliate MiCo BioMed, in addition to providing cutting-edge technology driven solutions in the semi-conductor and green energy sectors.

The investment consists of approximately 11.2m ADSs at a price of $2.25 per ADS, which represents an approximately 130% premium to the closing price of $0.98 on April 8, 2022.  Following this investment MiCo will hold 29.9% of the voting share capital of the Company.

In addition to the newly issued equity, the Company has agreed to issue a seven-year, unsecured junior convertible note in the amount of $20 million, with a fixed interest rate of 1.5% and an ADS conversion price of $3.24 per ADS.  This will result in a total investment by MiCo of approximately $45 million. The convertible note mandatorily converts into ADS if the volume weighted average price of the Company’s ADSs is at or above $3.24 for any five consecutive NASDAQ trading days.

It is intended that these funds will be primarily used to repay a portion of the Company’s $81.25 million term loan, which is expected to reduce the Company’s annual interest cost by approximately $4 million each year. The Company also expects that this investment will facilitate it exploring lower cost debt funding options, in the short term, with the aim of further reducing the company’s interest expense through refinancing the balance of the Company’s term loan at substantially lower interest rates.

The investment is subject to customary Korean central bank approvals and is expected to close before the end of April 2022.

MiCo BioMed is an in-vitro diagnostics (IVD) focused biotechnology company with innovative Lab-on-a-Chip and AI-based rapid point of care (“PoC”) testing applications in various diseases that are supported by a competitive large scale manufacturing base in Korea.  MiCo BioMed has a leading-edge desktop molecular PCR testing platform that has achieved impressive growth in Africa, Asia, South America, and European markets with approximately 800 placements over the past 2 years.

The leadership teams from both Trinity Biotech and MiCo have identified the dramatic disruption to the diagnostic market brought about by COVID-19, with a change in diagnostic practices away from centralised lab-based testing to dispersed testing in at home and at point of care settings PoC, as leading to a need for a broader range of high quality, technology-enabled PoC and at home testing products and services to support the expected global adoption of distributed diagnostics. This strategic investment and partnership are intended to accelerate Trinity Biotech’s organic and inorganic growth into one of the world’s largest diagnostic companies, with a focus on innovative technology-driven PoC and at-home diagnostic products and services.

Trinity Biotech, with its 30-year history in the PoC diagnostic market, broad range of clinical diagnostic products across infectious diseases, haemoglobins and autoimmunity and a pan-global market presence, provides a strong platform upon which it can expand its product offering, through organic and inorganic growth, to serve the needs of this changing diagnostic market.

Through distribution and joint development agreements, it is intended that Trinity Biotech will distribute MiCo BioMed’s molecular PCR and next-generation ELISA diagnostic platforms in Trinity Biotech’s core markets including North America and Western Europe – this will provide Trinity Biotech with a significant expansion of its product portfolio. In addition, it is intended that MiCo BioMed will obtain commercial rights to sell certain of Trinity Biotech’s products in numerous global markets including countries within the Asia-Pacific market.  The partnership is also focused on other key areas of collaboration including R&D, pan-global regulatory certifications and manufacturing synergies.

Board Appointments

In conjunction with MiCo and MiCo BioMed’s strategic investment, the founder and chair of MiCo, Mr. Sun-Q Jeon, will become Chairperson of Trinity Biotech.

In conjunction with the financing, Trinity Biotech is also pleased to announce a number of upcoming appointments to its Board with Aris Kekedjian and Michael Sung Soo Kim expected to join the Board once the aforementioned investment has completed.

Aris Kekedjian is a strategic senior executive with broad-based success across industrial and financial businesses and a record of accomplishment in platform leadership, business development, finance, mergers/acquisitions, IPOs, capital markets and global growth.  A globally experienced dealmaker, Aris spent 30 years in GE in a number of senior roles, including 5 years as GE’s Chief Investment Officer.  Most recently, Aris was CEO of Icahn Enterprises.

Michael Sung Soo Kim has a wealth of financial experience having spent the last three decades within international finance across areas such as Asset Management, Real Estate Investments, Robo-Advisory and Wealth Management and has held a number of senior executive positions include CEO of Hyundai Securities Asia.

Current directors Kevin Tansley, Clint Severson and James Merselis will retire from the Board on completion of the aforementioned investment. Trinity Biotech will continue to be led by its senior executive team, CEO Ronan O’Caoimh and CFO John Gillard, who will both remain board members of Trinity Biotech.

Comments

Trinity Biotech

Commenting on the transactions, Mr. Ronan O’Caoimh, CEO and Chairman stated, “I am excited that we are entering into this strategic partnership with MiCo and I warmly welcome Sun-Q, Aris and Michael to Trinity Biotech’s board.  I believe that this investment together with access to MiCo’s technological expertise and geographic networks positions Trinity Biotech for exciting growth and will accelerate the further development and commercialisation of Trinity Biotech’s diagnostic platforms.  I am particularly excited that Trinity Biotech will have access to MiCo BioMed’s leading edge molecular PCR platform which will immediately strengthen our portfolio of leading diagnostic products.  I look forward to working closely with Sun-Q, MiCo’s management team and our new board members in driving Trinity Biotech’s growth as we embark on this next ambitious phase in our company’s development.”

Commenting, John Gillard, Chief Financial Officer stated, “The $45 million investment by MiCo represents another important step in strengthening Trinity Biotech’s balance sheet, following our recent successful refinancing with Perceptive Advisors.  This investment should substantially reduce our annual interest expense and is expected to provide us with access to further, lower cost refinancing options.  The reduced cash outflow, along with the expected sales and development synergies with MiCo, should allow our company to leverage its existing diagnostic platforms, both organically and inorganically, to rapidly develop technologically driven products and services that play a leading role in meeting the needs of today’s changing diagnostic market”.

MiCo

Commenting on the partnership, the founder and chair of MiCo, Mr. Sun-Q Jeon stated, “It is exciting to see MiCo and Trinity Biotech allied to serve our global customers to meet their diagnostic needs by effectively utilizing the resources of the two companies. We will keep innovating our tests and testing platforms in the post-COVID-19 era to become a major player in the global IVD industry.”

Commenting, Dr. Sung-Woo Kim, CEO at MiCo BioMed stated, “MiCo’s strategic investment in Trinity Biotech will help both organizations effectively expand their product menu and global market access. Together, we can better support customer needs in a broad spectrum through localized and cost-effective manufacturing. Also, innovation in future product development can be made possible by R&D and regulatory collaborations. Evidently, this strategic alliance will bring many synergies to the two companies benefiting our customers and the shareholders."

Davy Corporate Finance assisted the Trinity Biotech board in its consideration of the terms of the proposed investment by MiCo.  Carter Ledyard & Milburn and Matheson acted as U.S. and Irish legal advisers, respectively to Trinity Biotech.

MiCo was advised by Pacific General, a New York and Seoul based merchant banking and asset management firm, who initiated MiCo’s strategic investment in partnership with MiCo and will also act as investment manager to MiCo IVD Holdings, a MiCo investment vehicle. Nelson Mullins Riley & Scarborough and LK Shields acted as U.S. and Irish legal advisers, respectively, to MiCo.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company's website: www.trinitybiotech.com.

About MiCo

MiCo’s growth coincides with the industrialization and economic development of Korea in the field of national key industries such as semiconductor, biomedical, and green energy based on the management philosophy of the MiCo-affiliated companies.

MiCo’s major affiliates include MiCo BioMed, an IVD company providing cutting-edge POC testing solutions; KoMiCo, the global No.1 chamber management solution provider for semiconductor manufacturing; MiCo Ceramics, a high-functional ceramic manufacturer for semiconductor manufacturing; MiCo Power, an up-and-coming leader in solid oxidation fuel cell (SOFC) solutions.
By establishing production and sales subsidiaries in over 12 countries around the world, and a presence in more than 70 countries, MiCo aims to become a leading global company, helping people live healthier lives in a cleaner environment enabled by eco-friendly and advanced diagnostic technologies. MiCo is nurturing innovative LabChip and AI-based PoC platforms and Green Energy Solutions that will lead “the fourth industrial revolution era” as a new growth engine.

Forward Looking Statements

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “should”,” intend“, estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.